Exhibit 3.5

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

MasterCraft Boat Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.	The name of the corporation is MasterCraft Boat Holdings, Inc.

2.

That a Certificate of Amendment (the “Certificate of Amendment”) to the Amended and Restated Certificate of Incorporation of MasterCraft Boat Holdings, Inc. (the “Certificate of Incorporation”) was filed by the Secretary of State of Delaware on October 24, 2019 and the Certificate of Amendment requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The Certificate of Amendment omitted an amendment to be made to Section D of Article 6 of the Certificate of Incorporation.

4.

The Certificate of Amendment is corrected such that (a) Sections 4, 5 and 6 of the Certificate of Amendment are changed to Sections 5, 6 and 7, respectively, and (b) a new Section 4 of the Certificate of Amendment is added to read as follows:

“4. Section D of Article 6 of the Certificate of Incorporation is hereby amended and restated to read as follows:

“D. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any Director, or the entire Board of Directors, may be removed from office, at a meeting called for that purpose, for any reason, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote in an election of Directors.””

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IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction to be signed on March 10, 2026.

MASTERCRAFT BOAT HOLDINGS, INC.

By:	/s/ Brad Nelson
Name: Brad Nelson
Title: Chief Executive Officer